                          Press Release

CAE reports second quarter fiscal 2018 results

•      Revenue of $646.0 million vs. $635.5 million in prior year

•      EPS from continuing operations of $0.24 ($0.22 before ZFTC gain) vs. $0.18 ($0.21 before specific items(1)) in prior year

•      Order intake of $931.4 million for $6.7 billion backlog(2)

•      Michael E. Roach appointed to the CAE Board of Directors

Montreal, Canada, November 10, 2017 – (NYSE: CAE; TSX: CAE) – CAE today reported revenue of $646.0 million for the second quarter of fiscal year 2018, compared with $635.5 million in the second quarter last year. Second quarter net income attributable to equity holders from continuing operations was $65.2 million ($0.24 per share) compared to $48.3 million ($0.18 per share) last year. Excluding the gain on the divestiture of the Zhuhai Flight Training Centre (ZFTC), net income in the second quarter would have been $58.2 million ($0.22 per share).

Second quarter total segment operating income was $109.3 million ($95.0 million before ZFTC gain) compared with $85.8 million in the second quarter last year. All financial information is in Canadian dollars unless otherwise indicated.

“Our performance in the quarter continues to support our full year outlook,” said Marc Parent, CAE’s President and Chief Executive Officer. “The high level of business activity we are experiencing adds to our confidence. In the quarter, we had continued strong results in Civil and we are seeing positive momentum in Defence and Healthcare. Total orders for the quarter reached $931 million, with more than half coming from our Defence customers. Overall, the environment remains favourable for CAE and we expect to continue winning our fair share from a large pipeline of opportunities.”

Summary of consolidated results

(amounts in millions)		Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017
Revenue		$646.0	698.9	734.7	682.7	635.5
Total segment operating income(3)		$109.3	97.8	120.9	101.4	85.8
Operating profit(4)		$109.3	97.8	100.9	98.6	76.2
As a % of revenue	%	16.9	14.0	13.7	14.4	12.0
Restructuring, integration and acquisition costs, net of tax		$-	-	15.0	2.0	7.2
Net income		$67.0	65.4	69.1	69.3	48.9
Net income attributable to equity holders of the Company:
from continuing operations		$65.2	63.8	67.4	67.6	48.3
from discontinued operations		$-	-	(0.7)	0.2	0.1
Net income before specific items(5)		$65.2	63.8	82.4	69.6	55.5
Total backlog		$6,713.6	7,326.2	7,530.2	7,393.1	6,535.0

Civil Aviation Training Solutions (Civil)

Second quarter Civil revenue was $349.0 million, down 2% compared to the same quarter last year. Segment operating income was $77.1 million (22.1% of revenue) in the second quarter, which includes a gain on the ZFTC divestiture. Excluding this gain, segment operating income would have been $62.8 million (18.0% of revenue), up 16% compared to the second quarter last year. Second quarter Civil training centre utilization(6) was 70%.

During the quarter, Civil signed training solutions contracts with an order intake(2) value of $387.6 million, including long term training contracts with Iberia Airlines, Brussels Airlines and Endeavor Air. Also during the quarter, Civil sold 11 full-flight simulators (FFSs), including a Boeing 777X FFS to Lufthansa Aviation Training, an Airbus A320NEO FFS and Boeing 737MAX FFS to Korean Air, and a Boeing 737MAX FFS to Fiji Airways. Civil sold 19 FFSs in the first half of the fiscal year.

The Civil book-to-sales(2) ratio was 1.11x for the quarter and 1.03x for the last 12 months. The Civil backlog at the end of the quarter was $3.1 billion.

Summary of Civil Aviation Training Solutions results

(amounts in millions except operating margins, SEU and FFSs deployed)		Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017
Revenue		$349.0	411.8	417.8	412.8	354.7
Segment operating income		$77.1	73.1	83.8	71.4	54.2
Operating margins	%	22.1	17.8	20.1	17.3	15.3
Total backlog		$3,106.6	3,225.0	3,288.9	3,253.5	3,337.6
SEU(7)		199	209	210	209	210
FFSs deployed		249	269	269	269	269

Defence and Security (Defence)

Second quarter Defence revenue was $268.7 million, up 6% compared to the second quarter last year and segment operating income was $30.0 million (11.2% of revenue), up 3% compared to the second quarter last year.

Defence orders for the quarter were $515.5 million, including C-130J weapon systems trainers orders for the U.S. Air Force and Air National Guard. Highlighting the recurring nature of CAE’s business, Defence signed a contract with the U.K. Ministry of Defence to continue providing aircrew training services at CAE’s Medium Support Helicopter Aircrew Training Facility. Defence also received an order to continue providing T-44C aircrew training services to the U.S. Navy and contracts from the U.S. Air Force to continue providing KC-135 aircrew training services. The latter also involves the provision of simulator upgrades and modifications on the Air Force’s existing KC-135 training devices. In the area of remotely piloted aircraft, Defence received a contract to continue providing the U.S. Air Force with MQ-1 Predator and MQ-9 Reaper aircrew training services and courseware development.

The Defence book-to-sales ratio was 1.92x for the quarter and 1.53x for the last 12 months (excluding contract options). The Defence backlog, including options and CAE’s interest in joint ventures, at the end of the quarter was $3.6 billion.

Summary of Defence and Security results

(amounts in millions except operating margins)		Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017
Revenue		$268.7	263.2	282.7	243.7	253.2
Segment operating income		$30.0	26.3	33.0	30.0	29.0
Operating margins	%	11.2	10.0	11.7	12.3	11.5
Total backlog		$3,607.0	4,101.2	4,241.3	4,139.6	3,197.4

Healthcare

Second quarter Healthcare revenue was $28.3 million compared to $27.6 million in the same quarter last year, and second quarter segment operating income was $2.2 million compared to $2.6 million in the second quarter last year.

CAE Healthcare began deliveries of CAE Juno, its new clinical skills manikin for fundamental nurse training, which represents the largest segment of the healthcare education market. Customer response to Healthcare’s new products has been favourable and it has received accolades underscoring CAE’s thought leadership in healthcare simulation. Anesthesia SimSTAT, a screen-based simulation training platform developed with the American Society of Anesthesiologists (ASA), earned it the .orgCommunity Innovation 2017 Award. As well, CAE Healthcare received the Unity Impact Award for its CAE VimedixAR ultrasound simulator, which integrates real-time interactive holograms of the human anatomy. It is the first commercial Microsoft HoloLens mixed reality application for the medical simulation market.

Summary of Healthcare results

(amounts in millions except operating margins)		Q2-2018	Q1-2018	Q4-2017	Q3-2017	Q2-2017
Revenue		$28.3	23.9	34.2	26.2	27.6
Segment operating income (loss)		$2.2	(1.6)	4.1	-	2.6
Operating margins	%	7.8	-	12.0	-	9.4

Additional financial highlights

Free cash flow(8) from continuing operations was $63.5 million for the quarter compared to $27.3 million in the second quarter last year. The increase in free cash flow results mainly from a lower investment in non-cash working capital and an increase in cash provided by continuing operating activities.

Income taxes this quarter were $24.8 million, representing an effective tax rate of 27%, compared to 16% for the second quarter last year. The higher tax rate was mainly due to the divestiture of ZFTC and a negative impact from tax audits in Canada this quarter. Excluding the ZFTC divestment impact, the tax rate in the second quarter would have been 23%.

Growth and maintenance capital expenditures(9) totaled $24.4 million this quarter.

Net debt(10) at the end of the quarter was $669.8 million for a net debt-to-total capital ratio(11) of 24.1%. This compares to net debt of $804.3 million and a net debt-to-total capital ratio of 27.5% at the end of the preceding quarter.

Return on capital employed(12) was 11.2% compared to 10.7% last quarter.

CAE will pay a dividend of nine cents per share effective December 29, 2017 to shareholders of record at the close of business on December 15, 2017.

During the three months ended September 30, 2017, CAE repurchased and cancelled a total of 954,100 common shares under the Normal Course Issuer Bid (NCIB), at a weighted average price of $20.84 per common share, for a total consideration of $19.9 million.

Management outlook for fiscal 2018 unchanged

CAE expects continued good growth in fiscal year 2018. In Civil, the Company expects to generate low-double digit percentage segment operating income growth as it makes more progress to penetrate the training market with its innovative solutions and maintains its leadership position in FFS sales. In Defence, the Company expects mid to high single-digit percentage growth as it ramps up programs from backlog and continues to win its fair share of opportunities in a stronger defence market. CAE expects Healthcare to resume growth this year, with increased sales coming from its opportunities pipeline and the launch of new products, which it expects to put it on course for long-term, double-digit growth. The Company expects lower capital intensity in fiscal 2018, with total capital expenditures expected to be in the range of $150 million (vs. $222.9 million in fiscal 2017), commensurate with market-led opportunities for accretive investment returns. Management’s expectations are based on the prevailing positive market conditions and customer receptivity to CAE’s training solutions as well as material assumptions contained in this press release, quarterly MD&A and in CAE’s fiscal year 2017 MD&A.

CAE Board of Directors appointment

CAE is pleased to announce that Michael E. Roach has joined its Board of Directors, effective November 10, 2017. Mr. Roach served as President and Chief Executive Officer of CGI from 2006 to 2016 where he led a highly successful growth strategy, enabling the company to become one of the foremost information technology and business process services firms in the world. In 2014, Mr. Roach was named the Most Innovative CEO of the Year by Canadian Business magazine. Mr. Roach’s years of experience leading a global solutions company with a comprehensive portfolio of services, make him an invaluable addition to CAE's Board. Mr. Roach holds a B.A. in Economics and Political Science, as well as an honorary Doctorate in Business Administration from Laurentian University in Sudbury, Ontario.

Detailed information

Readers are strongly advised to view a more detailed discussion of our results by segment in the Management’s Discussion and Analysis (MD&A) and CAE’s consolidated interim financial statements which are posted on our website at www.cae.com/investors.

CAE’s consolidated interim financial statements and MD&A for the quarter ended September 30, 2017 have been filed with the Canadian Securities Administrators on SEDAR (www.sedar.com) and are available on our website (www.cae.com). They have also been filed with the U.S. Securities and Exchange Commission and are available on their website (www.sec.gov). Holders of CAE’s securities may also request a hard copy of the Company's consolidated financial statements and MD&A free of charge by contacting the Investor Relations Department (investor.relations@cae.com).

Conference call Q2 FY2018

CAE President and CEO, Marc Parent; Sonya Branco, Vice President, Finance, and CFO; and Andrew Arnovitz, Vice President, Strategy and Investor Relations will conduct an earnings conference call today at 1:00 p.m. ET. The call is intended for analysts, institutional investors and the media. Participants can listen to the conference by dialling + 1 877 586 3392 or +1 416 981 9024. The conference call will also be audio webcast live for the public at www.cae.com.

CAE is a global leader in training for the civil aviation, defence and security, and healthcare markets. Backed by a 70-year record of industry firsts, we continue to help define global training standards with our innovative virtual-to-live training solutions to make flying safer, maintain defence force readiness and enhance patient safety. We have the broadest global presence in the industry, with over 8,500 employees, 160 sites and training locations in over 35 countries. Each year, we train more than 120,000 civil and defence crewmembers and thousands of healthcare professionals worldwide.

Caution concerning limitations of summary earnings press release

This summary earnings press release contains limited information meant to assist the reader in assessing CAE’s performance but it is not a suitable source of information for readers who are unfamiliar with CAE and is not in any way a substitute for the Company’s financial statements, notes to the financial statements, and MD&A reports.

Caution concerning forward-looking statements

Certain statements made in this press release are forward-looking statements. These statements include, without limitation, statements relating to our fiscal 2018 financial guidance (including revenues, capital investment and margins) and other statements that are not historical facts. Forward-looking statements are typically identified by future or conditional verbs such as anticipate, believe, expect, and may. All such forward-looking statements are made pursuant to the 'safe harbour' provisions of applicable Canadian securities laws and of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements, by their very nature, are subject to inherent risks and uncertainties and are based on several assumptions, both general and specific, which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements and that our business outlook, objectives, plans and strategic priorities may not be achieved. As a result, we cannot guarantee that any forward-looking statement will materialize and we caution you against relying on any of these forward-looking statements. The forward-looking statements contained in this press release describe our expectations as of November 10, 2017 and, accordingly, are subject to change after such date. Except as may be required by Canadian securities laws, we do not undertake any obligation to update or revise any forward-looking statements contained in this news release, whether as a result of new information, future events or otherwise. Except as otherwise indicated by CAE, forward-looking statements do not reflect the potential impact of any special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may occur after November 10, 2017. The financial impact of these transactions and special items can be complex and depends on the facts particular to each of them. We therefore cannot describe the expected impact in a meaningful way or in the same way we present known risks affecting our business. Forward-looking statements are presented in this press release for the purpose of assisting investors and others in understanding certain key elements of our expected fiscal 2018 financial results and in obtaining a better understanding of our anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes. The value of capital investments expected to be made by CAE in FY2018 assumes that capital investments will be made in accordance with our current annual plan. However, there can be no assurance that such investment levels will be maintained with the result that the value of actual capital investments made by CAE during such period could materially differ from current expectations.

Material assumptions

A number of economic, market, operational and financial assumptions were made by CAE in preparing its forward-looking statements for fiscal 2018 contained in this news release, including, but not limited to certain economic and market assumptions including: modest economic growth and interest rates to remain largely unchanged in fiscal 2018; a sustained level of competition in civil, defence & healthcare markets; no material financial, operational or competitive consequences of changes in regulations affecting our business; and a more positive defence market.

Assumptions concerning our businesses

A number of assumptions concerning CAE’s business were also made in the preparation of its forward-looking statements for fiscal 2018 contained in this news release, including, but not limited to factors including: productivity and efficiency gains to lower CAE’s manufacturing costs and cycle times; maintenance of CAE’s market share in civil simulator sales in the face of price competition; and higher Civil training network utilization.

The foregoing assumptions, although considered reasonable by CAE on November 10, 2017, may prove to be inaccurate. Accordingly, our actual results could differ materially from our expectations as set forth in this news release.

Material risks

Important risk factors that could cause our assumptions and estimates to be inaccurate and actual results or events to differ materially from those expressed in or implied by our forward-looking statements, including our fiscal 2018 financial guidance, are set out in CAE’s MD&A for the year ended March 31, 2017 filed by CAE with the Canadian Securities Administrators (available at www.sedar.com) and with the U.S. Securities and Exchange Commission (available at www.sec.gov). The fiscal year 2017 MD&A is also available at www.cae.com. The realization of our forward-looking statements, including our ability to meet our fiscal 2018 outlook, essentially depends on our business performance which, in turn, is subject to many risks. Accordingly, readers are cautioned that any of the disclosed risks could have a material adverse effect on our forward-looking statements. We caution that the disclosed list of risk factors is not exhaustive and other factors could also adversely affect our results.

Non-GAAP and other financial measures

This press release includes non-GAAP and other financial measures. Non-GAAP measures are useful supplemental information but may not have a standardized meaning according to GAAP. These measures should not be confused with, or used as an alternative for, performance measures calculated according to GAAP. They should also not be used to compare with similar measures from other companies. Management believes that providing certain non-GAAP measures provides users with a better understanding of our results and trends and provides additional information on our financial and operating performance.

(1) Earnings per share before specific items is a non-GAAP measure calculated by excluding the effect of restructuring, integration and acquisition costs and one-time tax items from the diluted earnings per share from continuing operations attributable to equity holders of the Company. The effect per share is obtained by dividing the restructuring, integration and acquisition costs, net of tax, and one-time tax items by the average number of diluted shares. We track it because we believe it provides a better indication of our operating performance on a per share basis and makes it easier to compare across reporting periods.

(2) Order Intake and Backlog

Order intake is a non-GAAP measure that represents the expected value of orders we have received:

-       For the Civil Aviation Training Solutions segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract and includes the value of expected future revenues. Expected future revenues from customers under short-term and long-term training contracts are included when these customers commit to pay us training fees, or when we reasonably expect the revenue to be generated;

-       For the Defence and Security segment, we consider an item part of our order intake when we have a legally binding commercial agreement with a client that includes enough detail about each party’s obligations to form the basis for a contract. Defence and Security contracts are usually executed over a long-term period but some of them must be renewed each year. For this segment, we only include a contract item in order intake when the customer has authorized the contract item and has received funding for it;

-       For the Healthcare segment, order intake is typically converted into revenue within one year, therefore we assume that order intake is equal to revenue.

The book-to-sales ratio is the total orders divided by total revenue in a given period.

Obligated backlog is a non-GAAP measure that represents the value of our order intake not yet executed and is calculated by adding the order intake of the current period to the balance of the obligated backlog at the end of the previous fiscal year, subtracting the revenue recognized in the current period and adding or subcontracting backlog adjustments. If the amount of an order already recognized in a previous fiscal year is modified, the backlog is revised through adjustments.

Joint venture backlog is obligated backlog that represents the expected value of our share of orders that our joint ventures have received but have not yet executed. Joint venture backlog is determined on the same basis as obligated backlog described above.

Unfunded backlog is a non-GAAP measure that represents firm Defence and Security orders we have received but have not yet executed and for which funding authorization has not yet been obtained. We include unexercised negotiated options which we view as having a high probability of being exercised, but exclude indefinite-delivery/indefinite-quantity (IDIQ) contracts. When an option is exercised, it is removed from the unfunded backlog and is considered order intake in the period that it is exercised.

Total backlog includes obligated backlog, joint venture backlog and unfunded backlog.

(3) Total segment operating income is a non-GAAP measure and is the sum of our key indicator of each segment’s financial performance. Segment operating income gives us an indication of the profitability of each segment because it does not include the impact of any items not specifically related to the segment’s performance. We calculate total segment operating income by taking the operating profit and excluding the impact of restructuring, integration and acquisition costs.

(4) Operating profit is an additional GAAP measure that shows us how we have performed before the effects of certain financing decisions, tax structures and discontinued operations. We track it because we believe it makes it easier to compare our performance with previous periods, and with companies and industries that do not have the same capital structure or tax laws.

(5) Net income before specific items is a non-GAAP measure we use as an alternate view of our operating results. We calculate it by taking our net income attributable to equity holders of the Company from continuing operations and adding back restructuring, integration and acquisition costs, net of tax, and one-time tax items. We track it because we believe it provides a better indication of our operating performance and makes it easier to compare across reporting periods.

(6) Utilization rate is one of the operating measures we use to assess the performance of our Civil simulator training network. While utilization rate does not directly correlate to revenue recognized, we track it, together with other measures, because we believe it is an indicator of our operating performance. We calculate it by taking the number of training hours sold on our simulators during the period divided by the practical training capacity available for the same period.

(7) Simulator equivalent unit (SEU) is an operating measure we use to show the total average number of FFSs available to generate earnings during the period.

(8) Free cash flow is a non-GAAP measure that shows us how much cash we have available to invest in growth opportunities, repay debt and meet ongoing financial obligations. We use it as an indicator of our financial strength and liquidity. We calculate it by taking the net cash generated by our continuing operating activities, subtracting maintenance capital expenditures, investment in other assets not related to growth and dividends paid and adding proceeds from the disposal of property, plant and equipment, dividends received from equity accounted investees and proceeds, net of payments, from equity accounted investees.

(9) Maintenance capital expenditure is a non-GAAP measure we use to calculate the investment needed to sustain the current level of economic activity. Growth capital expenditure is a non-GAAP measure we use to calculate the investment needed to increase the current level of economic activity.

(10) Net debt is a non-GAAP measure we use to monitor how much debt we have after taking into account liquid assets such as cash and cash equivalents. We use it as an indicator of our overall financial position, and calculate it by taking our total long-term debt, including the current portion of long-term debt, and subtracting cash and cash equivalents.

(11) Net debt-to-capital is calculated as net debt divided by the sum of total equity plus net debt.

(12) Return on capital employed (ROCE) is a non-GAAP measure we use to evaluate the profitability of our invested capital. We calculate this ratio over a rolling four-quarter period by taking net income attributable to equity holders of the Company excluding net finance expense, after tax, divided by the average capital employed.

For a detailed reconciliation of these measures as well as other non-GAAP and other financial measures monitored by CAE, please refer to CAE’s MD&A filed with the Canadian Securities Administrators available on our website (www.cae.com) and on SEDAR (www.sedar.com).

Contacts

Investor Relations:

Andrew Arnovitz, Vice President, Strategy and Investor Relations 1-514-734-5760, andrew.arnovitz@cae.com

Media:

Hélène V. Gagnon, Vice President, Public Affairs and Global Communications 1-514-340-5536, helene.v.gagnon@cae.com

Consolidated Statement of Financial Position

	September 30	March 31
(amounts in millions of Canadian dollars)	2017	2017
Assets
Cash and cash equivalents	$541.0	$504.7
Accounts receivable	516.4	548.4
Contracts in progress: assets	341.3	337.5
Inventories	386.8	416.3
Prepayments	61.2	63.8
Income taxes recoverable	32.7	25.6
Derivative financial assets	30.8	23.4
Total current assets	$1,910.2	$1,919.7
Property, plant and equipment	1,581.4	1,582.6
Intangible assets	915.9	944.0
Investment in equity accounted investees	262.0	378.4
Deferred tax assets	41.8	42.8
Derivative financial assets	16.9	16.0
Other assets	464.4	471.3
Total assets	$5,192.6	$5,354.8

Liabilities and equity
Accounts payable and accrued liabilities	$561.7	$695.2
Provisions	35.3	43.2
Income taxes payable	10.8	9.6
Deferred revenue	320.5	266.6
Contracts in progress: liabilities	148.4	191.9
Current portion of long-term debt	47.0	51.9
Derivative financial liabilities	9.8	15.5
Total current liabilities	$1,133.5	$1,273.9
Provisions	37.1	39.1
Long-term debt	1,163.8	1,203.5
Royalty obligations	134.6	138.5
Employee benefits obligations	162.7	157.7
Deferred gains and other non-current liabilities	212.3	217.8
Deferred tax liabilities	233.7	238.6
Derivative financial liabilities	3.2	4.7
Total liabilities	$3,080.9	$3,273.8
Equity
Share capital	$627.9	$615.4
Contributed surplus	21.0	19.4
Accumulated other comprehensive income	145.7	193.7
Retained earnings	1,255.7	1,192.3
Equity attributable to equity holders of the Company	$2,050.3	$2,020.8
Non-controlling interests	61.4	60.2
Total equity	$2,111.7	$2,081.0
Total liabilities and equity	$5,192.6	$5,354.8

Consolidated Income Statement

	Three months ended		Six months ended
	September 30		September 30
(amounts in millions of Canadian dollars, except per share amounts)	2017	2016	2017	2016
Continuing operations
Revenue	$646.0	$635.5	$1,344.9	$1,287.1
Cost of sales	458.0	448.6	944.2	910.2
Gross profit	$188.0	$186.9	$400.7	$376.9
Research and development expenses	30.0	25.9	62.3	50.9
Selling, general and administrative expenses	75.1	84.3	169.9	164.9
Other (gains) losses – net	(18.3)	3.7	(18.0)	6.4
After tax share in profit of equity accounted investees	(8.1)	(12.8)	(20.6)	(23.2)
Restructuring, integration and acquisition costs	-	9.6	-	12.7
Operating profit	$109.3	$76.2	$207.1	$165.2
Finance income	(3.3)	(2.8)	(6.5)	(5.1)
Finance expense	20.8	20.7	41.8	42.7
Finance expense – net	$17.5	$17.9	$35.3	$37.6
Earnings before income taxes	$91.8	$58.3	$171.8	$127.6
Income tax expense	24.8	9.5	39.4	9.4
Earnings from continuing operations	$67.0	$48.8	$132.4	$118.2
Discontinued operations
Earnings from discontinued operations	-	0.1	-	-
Net income	$67.0	$48.9	$132.4	$118.2
Attributable to:
Equity holders of the Company	$65.2	$48.4	$129.0	$117.0
Non-controlling interests	1.8	0.5	3.4	1.2
	$67.0	$48.9	$132.4	$118.2
Earnings per share from continuing operations
attributable to equity holders of the Company
Basic and diluted	$0.24	$0.18	$0.48	$0.43

Consolidated Statement of Comprehensive Income

	Three months ended		Six months ended
	September 30		September 30
(amounts in millions of Canadian dollars)	2017	2016	2017	2016
Net income	$67.0	$48.9	$132.4	$118.2
Items that may be reclassified to net income
Foreign currency translation
Net currency translation difference on the translation of financial
statements of foreign operations	$(53.9)	$25.0	$(60.2)	$(7.8)
Net gain (loss) on long-term debt denominated in foreign
currency designated as hedges of net investments in foreign operations	19.2	(4.2)	31.4	(5.5)
Reclassification to income	(0.5)	(0.2)	(1.2)	(1.3)
Income taxes	2.5	(0.1)	3.8	2.5
	$(32.7)	$20.5	$(26.2)	$(12.1)
Net change in cash flow hedges
Effective portion of changes in fair value of derivatives
designated as cash flow hedges	$16.1	$(4.4)	$23.7	$1.8
Reclassification to income	(12.9)	5.8	(12.0)	8.3
Income taxes	(0.9)	(0.4)	(3.2)	(2.7)
	$2.3	$1.0	$8.5	$7.4
Net change in available-for-sale financial instruments
Net change in fair value of available-for-sale financial asset	$-	$-	$-	$(0.1)
	$-	$-	$-	$(0.1)
Share in the other comprehensive income of equity accounted investees
Share in the other comprehensive income of equity accounted investees	$(11.0)	$3.7	$(13.7)	$(1.7)
Reclassification to income	(18.8)	-	(18.8)	-
	$(29.8)	$3.7	$(32.5)	$(1.7)
Items that are never reclassified to net income
Defined benefit plan remeasurements
Defined benefit plan remeasurements	$27.5	$(2.1)	$0.3	$(62.5)
Income taxes	(7.3)	0.6	(0.1)	16.8
	$20.2	$(1.5)	$0.2	$(45.7)
Other comprehensive (loss) income	$(40.0)	$23.7	$(50.0)	$(52.2)
Total comprehensive income	$27.0	$72.6	$82.4	$66.0
Attributable to:
Equity holders of the Company	$26.3	$71.9	$81.2	$65.2
Non-controlling interests	0.7	0.7	1.2	0.8
	$27.0	$72.6	$82.4	$66.0
Total comprehensive income attributable to equity holders of the Company:
Continuing operations	$26.3	$71.8	$81.2	$65.2
Discontinued operations	-	0.1	-	-
	$26.3	$71.9	$81.2	$65.2

Consolidated Statement of Changes in Equity
	Attributable to equity holders of the Company
Six months ended September 30, 2017	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period	268,397,224	$615.4	$19.4	$193.7	$1,192.3	$2,020.8	$60.2	$2,081.0
Net income	-	$-	$-	$-	$129.0	$129.0	$3.4	$132.4
Other comprehensive (loss) income:
Foreign currency translation	-	-	-	(24.0)	-	(24.0)	(2.2)	(26.2)
Net change in cash flow hedges	-	-	-	8.5	-	8.5	-	8.5
Share in the other comprehensive income of
equity accounted investees	-	-	-	(32.5)	-	(32.5)	-	(32.5)
Defined benefit plan remeasurements	-	-	-	-	0.2	0.2	-	0.2
Total comprehensive (loss) income	-	$-	$-	$(48.0)	$129.2	$81.2	$1.2	$82.4
Stock options exercised	902,400	11.4	-	-	-	11.4	-	11.4
Optional cash purchase	1,082	-	-	-	-	-	-	-
Common shares repurchased and cancelled	(1,077,400)	(2.5)	-	-	(20.1)	(22.6)	-	(22.6)
Transfer upon exercise of stock options	-	2.1	(2.1)	-	-	-	-	-
Share-based payments	-	-	3.7	-	-	3.7	-	3.7
Stock dividends	69,245	1.5	-	-	(1.5)	-	-	-
Cash dividends	-	-	-	-	(44.2)	(44.2)	-	(44.2)
Balances, end of period	268,292,551	$627.9	$21.0	$145.7	$1,255.7	$2,050.3	$61.4	$2,111.7
	Attributable to equity holders of the Company
Six months ended September 30, 2016	Common shares			Accumulated other			Non-
(amounts in millions of Canadian dollars,	Number of	Stated	Contributed	comprehensive	Retained		controlling	Total
except number of shares)	shares	value	surplus	income	earnings	Total	interests	equity
Balances, beginning of period	269,634,816	$601.7	$18.3	$220.7	$1,048.0	$1,888.7	$51.6	$1,940.3
Net income	-	$-	$-	$-	$117.0	$117.0	$1.2	$118.2
Other comprehensive (loss) income :
Foreign currency translation	-	-	-	(11.7)	-	(11.7)	(0.4)	(12.1)
Net change in cash flow hedges	-	-	-	7.4	-	7.4	-	7.4
Net change in available-for-sale financial instruments	-	-	-	(0.1)	-	(0.1)	-	(0.1)
Share in the other comprehensive income of
equity accounted investees	-	-	-	(1.7)	-	(1.7)	-	(1.7)
Defined benefit plan remeasurements	-	-	-	-	(45.7)	(45.7)	-	(45.7)
Total comprehensive (loss) income	-	$-	$-	$(6.1)	$71.3	$65.2	$0.8	$66.0
Stock options exercised	860,460	10.5	-	-	-	10.5	-	10.5
Optional cash purchase	1,637	-	-	-	-	-	-	-
Common shares repurchased and cancelled	(2,024,400)	(4.6)	-	-	(28.2)	(32.8)	-	(32.8)
Transfer upon exercise of stock options	-	2.2	(2.2)	-	-	-	-	-
Share-based payments	-	-	2.9	-	-	2.9	-	2.9
Additions to non-controlling interests	-	-	-	-	-	-	3.9	3.9
Stock dividends	138,084	2.4	-	-	(2.4)	-	-	-
Cash dividends	-	-	-	-	(39.3)	(39.3)	-	(39.3)
Balances, end of period	268,610,597	$612.2	$19.0	$214.6	$1,049.4	$1,895.2	$56.3	$1,951.5

The balance of retained earnings and accumulated other comprehensive income as at September 30, 2017 was $1,401.4 million (2016 – $1,264.0 million).

Consolidated Statement of Cash Flows

Six months ended September 30
(amounts in millions of Canadian dollars)	2017		2016
Operating activities
Earnings from continuing operations	$132.4		$118.2
Adjustments for:
Depreciation of property, plant and equipment	59.8		62.3
Amortization of intangible and other assets	42.7		42.9
After tax share in profit of equity accounted investees	(20.6)		(23.2)
Deferred income taxes	6.3		0.2
Investment tax credits	(5.5)		(9.7)
Share-based compensation	2.0		3.3
Defined benefit pension plans	4.7		6.7
Amortization of other non-current liabilities	(20.0)		(36.3)
Derivative financial assets and liabilities – net	(0.1)		13.2
Gain on disposal of interest in investment	(14.3)		-
Other	10.8		16.3
Changes in non-cash working capital	(120.3)		(83.2)
Net cash provided by operating activities	$77.9		$110.7
Investing activities
Business combinations, net of cash and cash equivalents acquired	$(24.7)		$(10.9)
Net proceeds from disposal of interest in investment	114.0		-
Capital expenditures for property, plant and equipment	(73.5)		(113.5)
Proceeds from disposal of property, plant and equipment	15.9		2.3
Capitalized development costs	(12.1)		(14.9)
Enterprise resource planning (ERP) and other software	(8.4)		(5.0)
Net payments to equity accounted investees	(4.0)		(8.8)
Dividends received from equity accounted investees	17.1		2.8
Other	-		4.5
Net cash provided by (used in) investing activities	$24.3		$(143.5)
Financing activities
Proceeds from borrowing under revolving unsecured credit facilities	$96.0		$343.5
Repayment of borrowing under revolving unsecured credit facilities	(96.0)		(308.5)
Proceeds from long-term debt	17.9		14.8
Repayment of long-term debt	(15.1)		(87.0)
Repayment of finance lease	(7.0)		(9.3)
Dividends paid	(44.2)		(39.3)
Common stock issuance	11.4		10.5
Repurchase of common shares	(22.6)		(32.8)
Other	(1.9)		-
Net cash used in financing activities	$(61.5)		$(108.1)
Effect of foreign exchange rate changes on cash
and cash equivalents	$(4.4)		$(1.4)
Net increase (decrease) in cash and cash equivalents	$36.3		$(142.3)
Cash and cash equivalents, beginning of period	504.7		485.6
Cash and cash equivalents, end of period	$541.0		$343.3
Supplemental information:
Dividends received	$17.1		$2.8
Interest paid	32.5	1	34.8
Interest received	5.8	1	4.2
Income taxes paid	22.2	1	16.8